SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2001 **Commission file number 1-3157**

INTERNATIONAL PAPER COMPANY
UNFUNDED SAVINGS PLAN
(Full title of the plan)

INTERNATIONAL PAPER COMPANY
400 Atlantic Street
Stamford, CT 06921
Telephone: (203) 541-8000
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

13-0872805
(I.R.S. Employer Identification No.)

Special Note with Respect to Report of Arthur Andersen LLP for the Years Ended December 31, 1999 and December 31, 2000.

In connection with International Paper Company's (Company) change of auditors by its Board of Directors on April 9, 2002, the employee benefit plans sponsored by the Company have also changed auditors. The new auditor of International Paper Company Unfunded Savings Plan (Plan) for fiscal years 2001 and 2002 is Deloitte & Touche LLP. During the fiscal years ended December 31, 1999 and 2000, the Plan did not have any disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures which, if not resolved to Arthur Andersen LLP's satisfaction, would have caused it to make reference to the disagreement in connection with its report.

SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen LLP's consent to our inclusion of its audit report in those filings. The SEC recently has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen LLP in certain circumstances. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our incorporating its report as having certified our financial statements for the Plan for the years ended December 31, 1999 and 2000. The report of Arthur Andersen LLP included herein is a copy of a previously issued Arthur Andersen LLP report and this report has not been reissued by Arthur Andersen LLP. Accordingly, you will not be able to sue Arthur Andersen LLP in connection with the inclusion of this report herein, and therefore, your right of recovery may be limited as a result of the lack of consent.

INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORTS	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000:	
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Deloitte & Touche LLP
600 Morgan Keegan Tower
P.O. Box 3030
Memphis, Tennessee 38173-0030

Tel: (901) 523-1234
Fax: (901) 527-7619
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of International Paper Company
Unfunded Savings Plan:

We have audited the accompanying statement of net assets available for benefits of International Paper Company Unfunded Savings Plan (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the year ended December 31, 2000 were audited by other auditors whose report, dated June 11, 2001, expressed an unqualified opinion on these statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 21, 2002

Deloitte
Touche
Tohmatsu

ARTHUR ANDERSEN

This report is a copy of a previously issued Arthur Andersen LLP report and this report has not been reissued by Arthur Andersen LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the International Paper Company
Unfunded Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the International Paper Company Unfunded Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Memphis, Tennessee,
June 11, 2001.

INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000 (In Thousands)

	2001	2000
ASSETS - Receivable from International Paper Company (Note 2)	$ 87,828	$ 82,391
NET ASSETS AVAILABLE FOR BENEFITS	$ 87,828	$ 82,391

See notes to financial statements.

INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2001 AND 2000 (In Thousands)

	2001	2000
ADDITIONS:		
Investment loss	$ (1,441)	$ (7,157)
Participant deferrals	11,290	8,507
Company matching deferrals	2,119	1,536
Integration benefit program deferrals (Note 1)	-	2,303
Transfer from other plan (Note 1)	-	3,453
Total additions	11,968	8,642
DEDUCTIONS - Benefits paid to participants	6,531	4,686
NET INCREASE	5,437	3,956
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	82,391	78,435
End of year	$ 87,828	$ 82,391

See notes to financial statements.

INTERNATIONAL PAPER COMPANY UNFUNDED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF THE PLAN

The following description of the International Paper Company Unfunded Savings Plan (the "Plan") provides only general information about the provisions of the Plan. Participants should refer to the plan document and the Plan's summary plan description for a more complete description of the Plan's provisions.

General - The Plan is available to senior managers and certain highly compensated employees of International Paper Company and certain of its subsidiaries (the "Company") who participate in the International Paper Company Salaried Savings Plan ("SSP"). The Plan is an unfunded deferred compensation plan providing employees an opportunity to save for their retirement through employee deferrals and Company matching deferrals. The Plan was amended, effective January 1, 1995, as a continuation of two prior unfunded deferred compensation plans: the International Paper Company Supplemental Unfunded Savings Plan for Senior Managers and the International Paper Company Supplemental Unfunded Thrift Plan, both established January 1, 1987.

Participation in the Plan is voluntary. Employees are eligible to participate in the Plan if they are eligible to participate in the SSP and are employed at a certain level or have SSP Plan compensation in excess of certain amounts for the preceding calendar year. In order to participate, an eligible employee must enroll in the Plan and be actively contributing to the SSP. If employees choose to participate in the Plan, their SSP contributions and plan deferrals are determined in combination and are allocated between the two plans based on the percentage of compensation which the participant elects to save and the employee's choice to either maximize before-tax contributions or to maximize contributions to the SSP. If a participant transfers to a subsidiary or group that does not participate in the Plan, the participant is no longer eligible to make deferrals under the Plan or receive matching deferrals. However, his or her account will remain in the Plan until the designated distribution date. All deferred amounts and all plan benefits are paid directly by the Company from its general assets at the time benefits become due and payable under the Plan.

Effective July 1, 2000, former Union Camp Corporation (a company acquired by the Company during 1999) salaried employees became eligible to participate in the Plan. Also on July 1, 2000, the Union Camp Corporation Supplemental Retirement Plan merged into the Plan.

Deferrals - The Plan provides employee deferrals in addition to employee before-tax contributions to the SSP. Eligible employees may contribute 1% - 85% of their total pay to the SSP and the Plan on a combined basis. The percentage of deferrals designated as basic and supplemental varies by location. The Company will credit matching deferrals in an amount equal to a percentage of the employee's basic deferrals. The amount of the matching deferrals varies by location. In addition, employees eligible to participate in the Company's Management Incentive Plan ("MIP") may elect to defer their bonuses to be paid under the MIP to the Plan. Deferral elections are made in August in the year the bonus is earned.

Other Deferrals - During 2000, approximately $2,303,000 was transferred into the Plan under the Company's Integration Benefit Program ("IBP"). Under the IBP, certain employees of the combined company of Union Camp Corporation and the Company were identified for termination. Outside the IBP, benefits were offered to certain senior executives and managers, of which several elected to transfer their benefits into the Plan rather than receiving an annuity form of payments.

Investments - Participants direct the investment of their deferrals into various investment fund equivalents offered by the Plan. The Plan currently offers five mutual funds, three pooled accounts, and the Company's common stock as investment options for participants.

Company matching deferrals are invested in the Company Stock Fund Equivalent. Beginning in the year a participant reaches age 55, a participant may diversify all or part of the deferrals restricted to investment in the Company Stock Fund Equivalent to any of the other investment options.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's deferrals, the Company's matching deferrals, and an allocation of plan earnings and charged with benefit payments, if applicable, and allocations of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants are immediately vested in their basic deferrals, and supplemental deferrals, plus earnings thereon. Vesting in the Company's matching deferral portion of their accounts is based on years of continuous service, according to the following schedule:

Years of Completed Service	Percent Vested
Less than 3	0%
3 but less than 4	35%
4 but less than 5	70%
5 or more	100%

Participants will become fully vested in the Company matching deferrals upon attainment of age 65, termination of employment due to death or total disability, layoff for more than 12 consecutive months or termination of employment due to permanent closing of the work facility. Forfeited balances of terminated participants are used to reduce future Company deferrals.

Payment of Benefits - Distributions are normally made when a participant retires, terminates employment, becomes permanently disabled or dies. All distributions are paid in cash.

In the event of retirement or disability, a participant may choose to defer distribution up to age 70 1/2 and may elect to receive payment in the form of a lump-sum or installments over 5 to 20 years. If the participant fails to make an election before retirement, distribution is made in a lump-sum in the January following retirement or disability.

For any other termination of employment, distribution is made in a lump-sum at termination. Death benefits to a beneficiary are generally paid in a lump-sum. If a participant dies while receiving installment payments, the remaining installment payments will continue to the designated beneficiary.

Additionally, a participant may make partial or full withdrawals of the value of basic or supplemental deferrals as described below.

At initial plan participation, an eligible employee may designate specific dollar amounts to be paid at specific future dates. These withdrawal designations are irrevocable. These withdrawals are available provided the designated dates occur before termination of employment. There are no penalties associated with this type of withdrawal.

After initial plan participation, a participant may request a withdrawal of a specific dollar amount to be paid at a date in the year following the request. A participant's deferrals to the plan are suspended during the year in which the withdrawal is paid. Any withdrawal amount designated after initial plan participation is reduced by 10% (forfeiture) prior to payment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Net Assets Available for Benefits - The Plan's net assets available for benefits consist of a receivable from the Company as all plan benefits are paid directly from the Company's general assets.

Expenses – The Company bears all administrative expenses of the Plan.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid approximated $50,000 as of December 31, 2000. There were no such pending distributions as December 31, 2001.

3. INCOME TAX STATUS

Because the Plan is unfunded with benefits paid solely out of the general assets of the Company, no provision for federal income taxes has been made in the accompanying financial statements. The Plan is not required to maintain its assets in a trust. The Plan is an unfunded employee pension benefit savings plan which is maintained by the Company "for the purpose of providing deferred compensation for a select group of management or highly compensated employees"; and the Plan is, therefore, exempt from Parts 2, 3 and 4 of Subtitle B of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which pertain to participation, vesting, funding and fiduciary responsibilities. Pursuant to regulations issued by the Secretary of Labor in 29 CFR 2520.104-23, the Plan is exempt from the reporting and disclosure provisions of Part 1 of Subtitle B of Title I of ERISA, except for providing Plan documents to the Secretary of Labor upon request. Title IV of ERISA, relating to plan termination insurance, does not apply to the Plan. The Plan is a nonqualified plan for federal income tax purposes and is not subject to the qualification requirements of Section 401 of the Internal Revenue Code of 1986, as amended.

4. PLAN TERMINATION

It is the Company's intention to continue the Plan. However, it reserves the right to amend, suspend, or terminate the Plan at any time. In the event of termination, Plan benefits will be used solely for the benefit of the participants and their beneficiaries.

5. SUBSEQUENT EVENTS

Effective March 31, 2002, the Champion International Corporation Non-Qualified Supplemental Savings Plan as well as the Champion International Corporation Management Incentive Deferral Plan were merged into the Plan.

Effective April 1, 2002, the Plan was renamed the International Paper Company Deferred Compensation Savings Plan. New investment options were made effective on this date as well.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

INTERNATIONAL PAPER COMPANY
UNFUNDED SAVINGS PLAN

By /s/ J.N. Carter

J.N. Carter, Senior Vice President
and Administrator of the Plan

Date: June 25, 2002
Stamford, Connecticut

Exhibit 1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-11117 of International Paper Company Form S-8 of our report dated June 21, 2002, appearing in this Annual Report on Form 11-K of International Paper Company Unfunded Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Memphis, Tennessee
June 26, 2002